UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**October 25, 2006**
(DATE OF EARLIEST EVENT REPORTED)	**October 23, 2006**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3800 Frederica Street
Owensboro, Kentucky 42301
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective October 23, 2006, William R. Codes, age 57, was elected as a director of Boardwalk GP, LLC, the general partner of the Registrant's general partner, and will serve as a member of its Audit Committee. Mr. Cordes, who is currently serving as President of Northern Border Pipeline Company (operated by a subsidiary of ONEOK Inc.), has worked in the natural gas industry for more than 35 years, including as Chief Executive Officer of Northern Border Partners, LP and President of Northern Natural Gas Company and Transwestern Pipeline Company. Mr. Cordes has announced his retirement from Northern Border effective April 1, 2007.

The Registrant's press release announcing Mr. Cordes' election is furnished as Exhibit 99.1 to this Form 8-K.

Item 7.01 Regulation FD Disclosure.

On October 23, 2006, the Registrant issued a press release announcing a quarterly distribution per common and subordinated unit of $0.40, payable on November 6, 2006, to unitholders of record as of October 30, 2006. The press release is furnished as Exhibit 99.2 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits

(a) Not applicable

(b) Not applicable

(c) Exhibits:

    99.1 Boardwalk Pipeline Partners, LP, News Release, issued October 24, 2006, providing information on the election of William R. Cordes to its Board of Directors.

    99.2 Boardwalk Pipeline Partners, LP, News Release, issued October 23, 2006, providing information on quarterly distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

    By: /s/ *Jamie L. Buskill*
        Jamie L. Buskill
        Chief Financial Officer

Dated: October 25, 2006

EXHIBIT 99.1



News Release

BOARDWALK PIPELINES ELECTS WILLIAM R. CORDES
TO ITS BOARD OF DIRECTORS

OWENSBORO, KY, Oct. 24, 2006 — Boardwalk Pipeline Partners, LP (NYSE: BWP) announced today that William R. Cordes has been elected a director and a member of the Audit Committee of Boardwalk's general partner.   Mr. Cordes, who is currently serving as President of Northern Border Pipeline Company (operated by a subsidiary of ONEOK Inc., NYSE: OKE), has worked in the natural gas industry for more than 35 years, including as Chief Executive Officer of Northern Border Partners, LP and President of Northern Natural Gas Company and Transwestern Pipeline Company. He currently serves on the board of the Interstate Natural Gas Association of America and is a past chairman of the Midwest Energy Association. Mr. Cordes has announced that he will retire from Northern Border effective April 1, 2007.

Boardwalk Pipeline Partners, LP is a master limited partnership engaged through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk's two interstate natural gas pipeline systems have approximately 13,470 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 146 Bcf.

Contact:

Tonya Mann-Howard

Investor Relations

(270) 686-3620

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EXHIBIT 99.2



News Release

BOARDWALK PIPELINE PARTNERS DECLARES QUARTERLY DISTRIBUTION
INCREASES QUARTERLY DISTRIBUTION TO $0.40 PER UNIT

OWENSBORO, Ky., October 23, 2006 — Boardwalk Pipeline Partners, LP (NYSE:BWP) today declared a quarterly cash distribution per common and subordinated unit of $0.40 payable on November 6, 2006, to unitholders of record as of October 30, 2006. The distribution represents a 5.3 percent increase over the previous quarter's cash distribution per unit of $0.38 and a 14.3 percent increase over the minimum quarterly distribution of $0.35 per unit set forth in the prospectus in connection with the Partnership's initial public offering in November 2005.

Boardwalk Pipeline Partners, LP plans to announce earnings for the quarter ended September 30, 2006, on October 30, 2006, before the opening of trading on the New York Stock Exchange. The Partnership will host a live conference call and internet web-cast later that morning at 10:00 a.m. CT.   A live broadcast of the conference call will be available online at the Partnership's website (www.boardwalkpipelines.com). Please visit the website at least 10 minutes prior to the event to register and to download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (866) 825-1692. The PIN number to access the call is 27550065.   An online replay will be available at the Company's website following the call.

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Boardwalk Pipeline Partners, LP is a master limited partnership engaged through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk's two interstate natural gas pipeline systems have approximately 13,470 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 146 Bcf.

Contact

Tonya Mann-Howard
Investor Relations
(270) 686-3620